Ossen Innovation Announces Extension of Stock Repurchase Program

SHANGHAI, May 31, 2012 /PRNewswire-Asia-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ: OSN- News), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that the Company’s Board of Directors has authorized the extension of its repurchase plan of up to 500,000 shares of the Company's American Depositary Receipts ("ADSs") , or approximately 8.1%, of the outstanding ADSs of the Company, for an additional twelve months to May 31, 2013.

Repurchases are authorized to be made by the Company from time to time at the prevailing market prices on the open market, and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. Shares repurchased will be held in Treasury.

"The company believes the extension of the repurchase program is in the best interests of its stockholders, as we believe our stock is currently undervalued," stated Dr. Liang Tang, Chairman of Ossen Innovation. "We are confident in our business, which is starting to benefit from recent actions by the Chinese government to provide funding for railway projects. The extension of our share repurchase plan will give the board more flexibility in determining the best use of capital."

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 5888-3163
Web: www.osseninnovation.com

Investor Relations:

Ted Haberfield, President MZ North America, IR MZ Group
Phone: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mz-ir.com